

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-Mail
Hollis M. Greenlaw
Chief Executive Officer
United Development Funding IV
1301 Municipal Way, Suite 100
Grapevine, TX   76051

> **Re: United Development Funding IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-54383**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Security, page 9

1. It appears that there is overlap in the security interests of your loans as the percentages exceed 100%. Please tell us the portion of loans that are secured by multiple interests. For loans where you are not the first lien holder, please clarify any additional security interests accompanying the subordinate lien. Please include such disclosure in future filings, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

2. Where your asset level debt can be directly tied to specific loans in your portfolio, please tell us the interest spread you experience with such funding. Please include similar information in future filings, as applicable.

Loan Portfolio, page 57

3. Please tell us why you have not included a table similar to that provided on pages 97-99 of your Form S-11 filed October 19, 2012. Also, please tell us the significance of the principal balance exceeding the maximum loan amount for several of your loans.

4. Please tell us the loan to value ratio for loans that are not secured by first lien interests and clarify where you fall within such capital stack. Also, provide such disclosure in future filings, as applicable.

5. Please explain how you would realize the "equity interest" and "reimbursement" rights in the event the loans secured by such interests are defaulted. If possible, compare the value of the equity interests and reimbursements due to the principal outstanding. Please provide similar disclosure in future filings, as applicable.

Funds from Operations and Modified Funds from Operations, page 61

6. Please explain to us how you came to the conclusion that it is appropriate for a mortgage REIT to present FFO and MFFO; specifically, tell us why you believe that presentation of FFO and MFFO provides useful information to investors regarding your financial condition and results of operations as a mortgage REIT. Notwithstanding this, explain how your adjustment for amortization expense is consistent with the NAREIT definition of FFO which specifically excludes adjustments such as the amortization of deferred financing costs.

7. Please refer to the third paragraph on page 62. Explain to us how MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance and your current distribution policy in future operating periods.

8. Considering your disclosure that MFFO may be useful in assisting management and investors in assessing the sustainability of your current distribution policy in future operating periods, please tell us how you determined that MFFO is not a liquidity measure.

Net Operating Income, page 63

9. For each of the reconciling items in your computation of net operating income, please explain to us how you came to the conclusion that they are not directly associated with your investments, and how their exclusion is useful in evaluating operating performance. Also, explain how you use this measure.

Financial Statements

General

10. We note that a substantial amount of your assets consists of, and a substantial amount of your revenues is derived from, loans to affiliates. Please tell us how you considered SAB Topic 1I by analogy in determining whether to include audited financial statements of the affiliates and/or the underlying properties for an investor's assessment of your risk from your asset concentration and for an investment decision.

Consolidated Statements of Income, page F-4

11. Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X and Industry Guide 3, including the presentation of net interest income and net interest income after provision for loan losses in your statements of operations. Refer to SAB Topic 11K and FASB ASC 942-10-S99-4.

Note B. Summary of Significant Accounting Policies

Principles of Consolidation, page F-8

12. We note your disclosure that the consolidated financial statements include the accounts of certain wholly-owned subsidiaries. Please clarify to us, and disclose in future filings, whether you have any wholly-owned subsidiaries that you have not consolidated. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Acquisition and Origination Fees, F-10

13. We note you pay your asset manager a placement fee based on the net amount available for investment in secured loans and other real estate assets. Please explain to us how you came to conclusion that this fee is a direct cost related to your lending activities. Tell us the basis for the deferral and the amortization method relating to this fee, the authoritative literature upon which you relied, and how it supports your accounting treatment.

Note E. Shareholders' Equity, page F-14

14. We note your disclosure of cumulative funds from operations ("FFO") on page F-16. Please tell us how you considered Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits the presentation of non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes.

Note O. Related Party Transactions, page F-23

15. Please refer to your disclosure relating to the modification of the Carrollton Participation Agreement (page F-28), 165 Howe Participation Agreement (page F-29), HLL Indian Springs Loan (page F-30) and Buffington Loan Agreements (F-30). Please tell us and disclose in future filings the business reasons for, and how you accounted for, the modifications of these loans. Tell us how you considered ASC 310-40 in determining whether these loan modifications constitute troubled debt restructurings.

Note P. Concentration of Credit Risk, page F-33

16. We note that loans to FH 295 and CTMGT which are unaffiliated to you, but are affiliates of each other, and loans to affiliates of these two borrowers are significant to total assets. We also note on page 39 of your Form 10-Q for the quarter ended June 30, 2012 that approximately 88% of the aggregate principal amount of the outstanding loans are secured by a guarantee of the principals or parent companies of the borrower in addition to the other collateral for the loans. Please tell us how you considered Question 6 of SAB Topic 1I by analogy in determining whether to include audited financial statements of these borrowers or guarantors for an investor's assessment of your risk from your asset concentration and for an investment decision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Advisor, at (202) 551-3386 or Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant